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                             May 19, 2021

       Saurabh Saha, M.D., Ph.D.
       Chief Executive Officer
       Centessa Pharmaceuticals Ltd
       3rd Floor, 1 Ashley Rd.
       Altrincham, Cheshire
       United Kingdom, WA14 2DT

                                                        Re: Centessa
Pharmaceuticals Ltd
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed May 12, 2021
                                                            File No. 333-255393

       Dear Dr. Saha:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment 1 to Form S-1 filed on May 12, 2021

       Dilution, page 107

   1. Please revise to disclose that your net tangible book value and pro forma net tangible book value as of March 31,
2021 was calculated as your total assets less deferred offering costs less your total
liabilities.
 Saurabh Saha, M.D., Ph.D.
Centessa Pharmaceuticals Ltd
May 19, 2021
Page 2
Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Statement of Operations for the Three Months
Ended March 31, 2021, page 113

2. Please tell us and revise your filing to disclose what the other acquired entities column represents and for what period. It appears that this represents the January 1 through
      January 29 time period for the other acquired entities.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Share-based compensation, page 156

3. Please include an updated discussion regarding how you determined the fair value of your ordinary shares prior to the IPO similar to that provided in your response with regards to the valuation of your equity-based awards. Within this discussion, please include the table that summarizes by grant date the number of shares subject to options granted between
      January 25, 2021 and through the date of your IPO.
4. We note your response to comment 22 from our letter dated April 13, 2021. Given the significance of the increase between your April 12, 2021 common shares valuation and the mid-point of the preliminary price range in such a short period of time, please address the following

             In your April 2021 valuation, please explain to us in more detail how you selected the probability weighting of the IPO scenario considering you filed publicly on April 21, 2021.
             Explain to us why it is valid to keep the same probability weighting of the IPO scenario in the options granted on May 7, 2021 as those granted in April 2021.
             Tell us your consideration for reassessing the fair value of your common shares underlying the options granted on May 7, 2021 considering the proximity of such grants to your IPO and the factors outlined above.

       You may contact Tara Harkins at 202-551-3639 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Joe McCann at 202-551-6262 with any other questions.



                                                            Sincerely,
FirstName LastNameSaurabh Saha, M.D., Ph.D.
                                                            Division of
Corporation Finance
Comapany NameCentessa Pharmaceuticals Ltd
                                                            Office of Life
Sciences
May 19, 2021 Page 2
cc:       Edwin O   Connor - Goodwin Procter LLP
FirstName LastName